Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Advantage Announces Monthly Distribution

     (TSX: AVN.UN, NYSE: AAV)

     CALGARY, Feb. 12 /CNW/ - As a result of continuing weakness in crude oil and natural gas prices, the Board of Directors of Advantage Energy Income Fund
("Advantage" or the "Fund") has approved a reduction in the cash distribution for the month of February 2009 to $0.04 per Unit from the current $0.08 per
Unit. The reduced cash distribution will improve Advantage's balance sheet and preserve cash flow for our ongoing capital program.
     Advantage has also increased commodity hedging in 2009 to 56% of our net natural gas production at an average floor price of Cdn $8.09 per mcf and 46%
of our net crude oil production at an average floor price of Cdn $69.38 per barrel. For 2010, 49% of our net natural gas production is now hedged at Cdn
$7.46 per mcf and 26% of our net crude oil production is hedged at an average floor price of Cdn $67.83 per barrel. Complete commodity hedging details are available on our website.
     The distribution will be payable on March 16, 2009 to Unitholders of record at the close of business on February 27, 2009. The ex-distribution date is February 25, 2009. Advantage has approximately 143.8 million Units outstanding.
     The Cdn $0.04 per Unit is equivalent to approximately US $0.03 per Unit if converted using a Canadian/US dollar exchange rate of 1.25. The US dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

     Advisory

     The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

     %CIK: 0001259995

     /For further information: Investor Relations, Toll free: 1-866-393-0393,
Advantage Energy Income Fund, 700, 400 - 3rd Avenue SW, Calgary, Alberta, T2P
4H2, Phone: (403) 718-8000, Fax: (403) 718-8300, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
     (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 18:52e 12-FEB-09